January 23, 2009

Mr. Andrew Mew
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549-0404

Dear Mr. Mews:

We have received your letter regarding comments on our Form 10-KSB for the year ended December 31, 2007 and our Form 10-Q for the six month period ended June 30, 2008.  We will discuss your three points in turn.

Form 10-KSB Fiscal Year Ended December 31, 2007

Item 8A(T) Controls and Procedures, page 32

Management’s Report on Internal Control over Financial Reporting, page 32

1.
“Please revise to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your internal controls over financial reporting.  In this regard, with respect to your current disclosure, explicitly state whether the conclusion reached was effective or not effective.  Reference is made to Item 308(T) of Regulation S-B.”

We have reviewed Item 308(T) of Regulation S-B and agree with your comment regarding the need to add an explicit conclusion as to the effectiveness of our Internal Control over Financial Reporting on page 32 of our Form 10-KSB for the Fiscal Year Ended December 31, 2007.  We are changing the language to the following:

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for our company.  In order to evaluate the effectiveness of internal control over financial reporting, our management has conducted an assessment using the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Our company’s internal control over financial reporting, as defined in rule 13a-15(f) under the Securities Exchange Act of 1934 (Exchange Act), is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Based on our assessment, under the criteria established in Internal Control – Integrated Framework, issued by COSO, our management has concluded that our company has a material weakness in internal control over financial reporting as of December 31, 2007, and as a result, management has concluded that our controls were not effective as of December 31, 2007.  The weakness exists with regard to segregation of duties, in that one employee does the accounting, accounts payable and banking transactions.

This annual report does not include an attestation report of our company’s registered public accounting firm regarding internal control over financial reporting.  Our management’s report was not subject to attestation by our company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only our management’s report in this annual report.

Exhibits 31.1 and 31.2

2.
“Please be advised that the certifications required by Rule 13a-14(a) or Rule 15d-14(a) must include language exactly as set forth in Item 601 (b)(31) of Regulation S-B.  In this regard, we note that paragraph 4(b) is missing in the certifications.  As such, please revise to provide complete certifications in accordance with the above rule.”

We also have reviewed Item 601(b)(31) of Regulation S-B regarding the required language in certifications in the Exhibits.  We are adding the missing paragraph 4(b) in the certification for the Form 10-KSB for the Fiscal Year Ended December 31, 2007, and are changing the language to the following:

Exhibit 31.1

CERTIFICATION OF C.E.O. PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, in the capacity and date indicated below, hereby certifies that:

1.	I have reviewed this annual report on Form 10-KSB for the year ended December 31, 2007 of Debt Resolve, Inc.

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.
The small business issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(d)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

(a)
designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
disclosed in this report any change in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter (the small business issuer’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting; and

5.
The small business issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer’s auditors and the audit committee of the small business issuer’s board of directors (or persons performing the equivalent functions):

(a)
all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal control over financial reporting.

April 15, 2008	/s/ James D. Burchetta
James D. Burchetta
Chairman and Founder

Exhibit 31.2

CERTIFICATION OF C.F.O. PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, in the capacity and date indicated below, hereby certifies that:

1.	I have reviewed this annual report on Form 10-KSB for the year ended December 31, 2007 of Debt Resolve, Inc.

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.
The small business issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(d)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

(a)
designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
 evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
disclosed in this report any change in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter (the small business issuer’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting; and

5.
The small business issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer’s auditors and the audit committee of the small business issuer’s board of directors (or persons performing the equivalent functions):

(a)
all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal control over financial reporting.

April 15, 2008	/s/ David M. Rainey
David M. Rainey
President, Chief Financial Officer, Treasurer and Secretary

Form 10-Q for the Six Month Period Ended June 30, 2008

Condensed Consolidated Balance Sheets, page 3

3.	“Tell us and disclose the individual component amounts of your accounts payable and accrued liabilities that exceed 10% of the total assets. Refer to Rule 8-03 (a)(1) of Regulation S-X.”

We have reviewed the comment on our balance sheet regarding Rule 8-03 (a)(1) of Regulation S-X and added the language in Footnote 2 supporting the line items labeled “Accounts Payable and Accrued Liabilities” and “Accrued Professional Fees” on the face of the Balance Sheet in our Form 10-Q for the Nine Months Ended September 30, 2008 filed on November 19, 2008, as your comment letter was received prior to the filing of this report.  The language added is as follows:

Accounts Payable and Accrued Liabilities

Included in accounts payable and accrued liabilities as of September 30, 2008 are accrued professional fees of $1,297,408 and accrued closing costs for First Performance of $1,350,931.  The Company owed 12 vendors a total of $1,871,873 at September 30, 2008, each of whom was individually owed in excess of 10% of total Company assets.  The remaining accounts payable, accrued liabilities, accrued professional fees and accrued closing costs were composed of a number of smaller items, none of which exceed 10% of the total assets of the Company.  (italicized language added for comment letter; not in Form 10-Q for the Nine Months Ended September 30, 2008)

The Company is responsible for the adequacy and accuracy of the disclosure in the filing.  We acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.  We acknowledge that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me if you have any questions at (914) 949-5500 x 238.

Sincerely,

/s/ David M. Rainey

David M. Rainey
President and CFO

www.debtresolve.com
Debt Resolve, Inc., 150 White Plains Road, Suite 108, Tarrytown, NY 10591
v 914.949.5500  f 914.202.0979 info@debtresolve.com